SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 5 May 2004

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F   [ X ]                         Form 40-F   [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                Yes   [  ]                  No   [ X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By:     s/ David C. Forward

Name: David C Forward
Title: Assistant Secretary

Date: 5 May 2004

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange
for the period after 1 April 2004, and to 5 May, 2004.

                                                                          National Grid Transco plc ('NGT')
                                                                          1-3 Strand
                                                                          London
                                                                          WC2N 5EH
                                                                          United Kingdom

_______________________________________________________

Recent Announcements to The London Stock Exchange

DATE      DETAILS

5.5.04      Redemption of Special Share in NGT.

4.5.04      Quest Operation

28.4.04     LTIS Operation

20.4.04    Quest Operation

13.4.04    Barclays notify their interest at 3.08%.

7.4.04       Directors Interests - Share Incentive Plan- monthly update

----------------------------------------------------------------------------------------------------------
Note: On 1 April 2004, NGT's previous Form 6-K filing included two announcements of that date: The Close period trading update for the year ended 31 March 2004; and the NGT Financial Timetable for year ending 31 March 2005.

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for the period after 1 April, and to 5 May, 2004

                                                                          National Grid Transco plc ('NGT')
                                                                          1-3 Strand
                                                                          London
                                                                          WC2N 5EH
                                                                          United Kingdom

National Grid Transco plc (NGT)
7 April 2004

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 78,586 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market today, at a price of 429.7 pence per share.

The undermentioned executive directors of NGT, together with some 3,800 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	30	482,635
Roger Urwin	30	1,128,257

National Grid Transco plc ('NGT')
13 April 2004
Notification of Interest in NGT Ordinary Shares, Pursuant to Sections 198 to 208 of The Companies Act 1985
-------------------------------------------------------------------

NGT has received, late on the previous working day, a notification from Barclays PLC, that it had a notifiable interest in 3.08% of NGT ordinary shares (95,005,274 shares) at 7 April 2004.

National Grid Transco plc (NGT)

20 April 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Yesterday, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 3,010 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

28 April 2004
National Grid Transco plc (NGT)
------------------------------------------------------------------------------

Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the 'LTIS')

(Notification of Directors' Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985)

------------------------------------------------------------------------------
NGT yesterday received a notification from Mourant & Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 1,948 shares by participants on 26 and 27 April 2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 393,454 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
4 May 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 2,518 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

5th May 2004

National Grid Transco
Redemption of Special Share in NGT

National Grid Transco welcomes today's announcement from the UK Government that it plans to redeem the Special Share in National Grid Transco.

Following redemption NGT will cancel the Special Share and amend its Articles of Association accordingly.

The Special Share was put in place at privatisation and it is the view of the UK Government and NGT that developments in the regulatory and competition frameworks mean that it is no longer required.

Contacts

Investors
Marcy Reed              +44 (0)20 7004 3170            +44 (0)7768 490807(m)
Terry McCormick      +44 (0)20 7004 3171           +44 (0)7768 045139(m)
Louise Clamp           +44 (0)20 7004 3172            +44 (0)7768 555641(m)

Media
Clive Hawkins           +44 (0)20 7004 3147            +44 (0)7836 357173(m)

Citigate Dewe Rogerson   +44 (0)20 7638 9571
Anthony Carlisle        +44 (0)7973 611888(m)